Brent D. Fassett

(720) 566-4025

bfassett@cooley.com

April 29, 2014

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Jeffrey Riedler
Amy Reischauer
Jim Peklenk
Joel Parker

Re:	GlobeImmune, Inc. Registration Statement on Form S-1 (File No. 333-194606)

Dear Mr. Riedler, Ms. Reischauer, Mr. Peklenk, and Mr. Parker:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client GlobeImmune, Inc. (the “Company”), is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2014. The copy of Amendment No. 1 enclosed with the paper copy of this letter is marked to show changes from the Registration Statement.

Amendment No. 1 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated April 11, 2014 with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

General

1. Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

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Response: The Company acknowledges the Staff’s comment and confirms that the graphics included in Amendment No. 1 are the only graphic, visual, or photographic information the Company will use in its prospectus.

2. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company acknowledges the Staff’s comment and informs the Staff that the only exhibit not included with Amendment No. 1 is Exhibit 5.1 which we anticipate filing with a subsequent amendment.

3. We note that you have filed a request for confidential treat of portions of certain of your exhibits. Please note that our comments on your request for confidential treatment will be provided under separate cover.

Response: The Company acknowledges the Staff’s comment.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that to date, no written communications, as defined in Rule 405 under the Securities Act have been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized by the Company. However, should the Company or another party authorized by the Company utilize any written communications as defined in Rule 405 under the Securities Act to present to potential investors in reliance on Section 5(d) of the Securities Act, the Company will promptly provide copies of such communication to the Staff.

The Company also respectfully informs the Staff that there have been no research reports published or distributed about the Company in reliance on Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer participating in the Company’s proposed offering. However, if any such research reports are published or distributed during the proposed offering, the Company will promptly provide copies of such research reports to the Staff.

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Inside Front Cover

5. Please delete the pipeline table preceding the Table of Contents. We note that the pipeline table already appears in proper context in your Prospectus Summary.

Response: The Company acknowledges the Staff’s comment and has removed pipeline table from inside the front cover of Amendment No. 1 as requested

6. Please delete the graphic and related discussion of the function of Tarmogens preceding the Table of Contents. We note that you have included a series of illustrations explaining the Tarmogen platform beginning on pages 97, which is the more appropriate location for this discussion given the technical nature of the information and the fact that the concept is still being investigated through clinical trials.

Response: The Company acknowledges the Staff’s comment and has removed the graphic and related discussion from inside the front cover of Amendment No. 1 as requested.

Prospectus Summary

Overview, page 1

7. We note your statement in the second bullet point that you “have treated more than 500 patients and healthy volunteers.” Please revise this statement here and elsewhere in your registration statement to clarify that you have administered your Tarmogen  product candidates to these patients and volunteers. In that regard, we note that the FDA has not approved any of your product candidates as a treatment for any disease or indication.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1-5, 17-18, 22, 27-28, 63-66, 84, 91-93, 95-97 and 99-101 of Amendment No. 1 as requested.

Infectious Disease Programs, page 2

Oncology Programs, page 5

8. In the paragraph beginning at the bottom of page 2 regarding the results of the study of treatment naïve patients who were administered GI-5005, and in the discussion on the top of page 5 of the results of the MSKCC study of GI-4000 for NSCLC patients,  please state, if true, that these results were not statistically significant.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 3, 5, 64, 66, 91-92, and 93 of Amendment No. 1 as requested.

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Risk Factors

“The requirements of being a public company may strain our resources...” page 46

9. Please separate this risk factor into two standalone risk factors with one addressing the costs and risks associated with being a public company and a second describing the risks associated with being an emerging growth company with reduced disclosure obligations.

Response: The Company acknowledges the Staff’s comment and has separated the referenced risk factor into two standalone risk factors on pages 49 and 50 of Amendment No. 1.

Use of Proceeds, page 50

10. Please revise this section to add a bullet indicating, if true, that you will use proceeds from this offering to fund the completion of the ongoing clinical trial for GI-6207 and the three ongoing clinical trials for GI-4000 related to resected pancreatic cancer, NSCLC, and colorectal cancer, and specifying the anticipated amounts required to complete those trials.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 8 and 54 of Amendment No. 1 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expense, page 64

11. Please refer to the six bullets that describe what research and development expense consists of, and provide us, preferably in table format, for 2011, 2012 and 2013, separately by year, the amount incurred for each bullet. Where possible, identify amounts within each bullet category with the project or agreement to which they relate.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 67 of Amendment No. 1 to show the Company’s research and development expense by program for 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014. The Company respectfully informs the Staff that although the six bullet points on page 66 of Amendment No. 1 describe the elements that compromise research and development expense, the Company does not separately track each of the six elements, rather it tracks the research and development expense by program as described in the table that has been added on page 67 of Amendment No. 1. It would be burdensome to the Company to track and classify each of the items set forth in the six bullets by expense and would not aid potential investors in understanding the Company’s financial results. The Company believes the added research and development table provides the most helpful and clear disclosure to investors by showing program by program expense.

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Business

Overview, page 87

12. Please revise your disclosure to describe the INDs submitted for GS-4774 and GI-6207 by indication and disclose when these INDs were filed and by whom. Additionally, if you or someone else has not filed an IND for each of GS-4774 and GI-6207 or has filed INDs but not for the indications you are currently investigating, please explain the basis of your apparent belief that an IND  filing or an amended IND filing was not required, respectively.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 4 and 93 of Amendment No. 1 as requested.

Oncology Programs, page 89

13. Please expand your discussion of the BDX-001 companion diagnostic test to disclose that you do not own the rights to BDX-001 and may not be able to obtain the rights to use BDX-001. In addition, please disclose who owns the test and describe what steps you have taken to obtain rights to use the test.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 5, 66, 93 and 100 of Amendment No. 1 as requested.

14. Please expand your disclosure to describe the materials terms of your arrangements governing the studies at MSKCC and the Lombardi Cancer Center and file a copy of any agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K or provide your legal analysis as to why such disclosure and/or such filing is not required.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 5, 66, and 94 of Amendment No. 1 to describe the Company’s relationship with MSKCC and the Lombardi Cancer Center. The Company respectfully informs the Staff that the agreements with MSKCC and the Lombardi Cancer Center are not Material Contracts under Item 601(b)(10) of Regulation S-K because they were made in the ordinary course of business and are not material to the Company. In both cases the respective centers funded the trials described in the Registration Statement and the Company has not incurred, nor is it obligated for any future, material expenditures with respect to the trials. The NSCLC trial conducted by MSKCC involved a relatively small number of subjects, has been completed and there are no on-going Company obligations associated with the trial. The colon cancer trial being conducted at the Lombardi Cancer Center is no longer enrolling subjects and only two subjects are continuing to receive GI-4000 at the Lombardi Cancer Center. Moreover, the Company has not granted any material rights, including intellectual property rights, to GI-4000 to either MSKCC or the Lombardi Cancer Center pursuant to any agreement other than certain rights to publish results of

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the trials in scientific publications. The Company has not received any material rights, including intellectual property rights, from MSKCC or the Lombardi Cancer due to the Company’s relationship with such centers. Thus, the Company’s agreements with MSKCC and the Lombardi Cancer Center are the type that ordinarily accompanies the Company’s business and were made in the ordinary course of business and they do not fall into any of the categories set forth in Item 601(b)(10)(ii)(A)-(D).

Intellectual Property, page 103

15. Please expand your discussion of the six Tarmogen technology platform patent families expiring from 2021 through 2030 and the patent families related specifically to GI-4000, GI-4774, GI-6207 and GI-6301 to indicate, in each case, the type(s) of patent  protection, such as composition of matter, use, or process.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 107-109 of Amendment No. 1 as requested.

Executive and Directors Compensation

Employment Agreements, page 121

16. Please file a copy of the employment agreements with Messrs. Dekker and Christofferson as exhibits to your registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that the form of employee agreement between the Company and Messrs. Dekker and Christofferson were previously filed as exhibit 10.6 to the Registration Statement as permitted by the Instruction 1 to Paragraph 601(b)(10) of Regulation S-K.

Principal Stockholders, page 140

17. Please update your beneficial ownership table as of the most recent practicable date, as required by Item 403 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 147 of Amendment No. 1 as requested.

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Notes to Financial Statements

(8) Deferred Revenue, F-26

18. Please disclose separately, by agreement, the costs incurred for each period presented under your agreements with Celgene and Gilead, and where the costs are classified within in your statements of operation. Refer to ASC 730-20-50-1b.

Response: The Company acknowledges the Staff’s comment and has expanded its disclosure on pages F-34 and F-35 of Amendment No. 1 as requested.

(7) Redeemable, Convertible Preferred Stock and Stockholders’ Equity

(h) Warrants, F-25

19. Please tell us why, on page 8 under the “Offering,” the number of common shares outstanding after the offering excludes common stock issuable upon:

•	the exercise of outstanding warrants to purchase preferred stock, which will convert into warrants to purchase common stock upon completion of this offering: and

•	the exercise of outstanding warrants to purchase capital stock of the Company issued in January and February 2014, which will convert into warrants to purchase common stock upon completion of this offering.

This presentation is inconsistent with your pro forma presentation on page 11 under “Summary Financial Data” in which you show the warrants converting upon the completion of the offering.

Response: The Company respectfully advises the Staff that pro forma presentation on page 12 of Amendment No. 1 does not reflect the warrants converting into common shares upon the completion of the offering. Instead, the pro forma presentation reflects that, upon completion of the offering, the warrants to purchase preferred stock of the Company will become warrants to purchase common stock of the Company. This change from the warrants being exercisable for preferred stock to warrants exercisable for common stock, as more fully discussed below in response to Staff Comment 21, results in the reclassification of the preferred stock warrant into additional paid-in capital. Upon completion of the offering, the warrants will be exercisable for shares of common stock of the Company, but until they are exercised, they will not be outstanding shares of the Company’s common stock.

20. Please disclose herein the nature and terms of any automatic conversion of warrants.

Response: The Company respectfully advises that upon the conversion of an entire series of redeemable convertible preferred stock (for which the warrants are exercisable into) to common

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stock upon a defined liquidity event, such warrants will become exercisable into common stock. The Company has expanded the disclosure on page F-31 of Amendment No. 1 to clarify such conversion from the warrants being exercisable for preferred stock to warrants exercisable for common stock.

21. Please provide us your analysis under ASC 480 explaining the basis for your accounting and classification of the warrants.

Response: The Company respectfully advises the Staff that it has issued warrants to acquire its redeemable convertible preferred stock at various times since 2004. All of the redeemable convertible preferred stock is redeemable at the option of the preferred stockholders beginning in January 2015

The Company believes these warrants are freestanding instruments consisting of a written call option (the exercise of the warrant) and a written put option (embedded in the redeemable convertible preferred stock).

The written call option feature does not cause the warrant in its entirety to be within the scope of ASC paragraphs 480-10-25-8 through 25-10 and 25-12 because it could not require the Company to transfer assets at settlement.

The written put option feature is embedded in the redeemable convertible preferred stock which the warrants are exercisable for. This written put option results from the redeemable convertible preferred having provisions that allow holders, under certain circumstances, to require redemption of the redeemable convertible preferred stock. The written put option feature causes the warrants in its entirety to be within the scope of ASC paragraphs 480-10-25-8 through 25-10 and 25-12 because the instrument (1) is not an outstanding share of stock (i.e. it is a warrant to acquire puttable shares), (2) requires issuance of a financial instrument (redeemable convertible preferred stock) with an embedded written put option then embodies an obligation, at inception, that is indexed to an obligation to repurchase its own shares (in this case the put option represents a conditional obligation), and (3) may require the Company to settle the obligation transferring assets (i.e. if the written call option is exercised, the Company would issue redeemable convertible preferred stock that the holder may ultimately put back to the Company for cash.)

Based on the above, the Company has classified the warrants to acquire redeemable convertible preferred stock as a liability and has reflected such warrants at an estimated fair value through a charge or credit to other expense or income each reporting period.

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22. Please tell us why you believe the Black-Scholes option pricing model is an appropriate model for arriving at the fair value of the warrants.

Response: The Company respectfully advises the Staff that the Company has consistently used the Black-Scholes option pricing model to estimate the values of its warrants to acquire redeemable convertible preferred stock. The Company believes this is an appropriate model for arriving at the fair value of its warrants for the following reasons:

•	As an observable market price is not available for the warrants, the Company is required to estimate the fair value of the warrants using a valuation technique or model that is generally accepted by valuation professionals and market participants.

•	The Black-Scholes model is an accepted methodology that is often used by valuation professionals and market participants for estimating the value of derivatives such as preferred stock warrants.

•	The Black-Scholes model is an acceptable valuation technique under ASC 718-10-55 for employee share options and similar equity instruments. As warrants are similar to share options, the Company believes this analogy provides support for it using the Black Scholes model for valuing its warrants.

•	Given that the Company’s preferred stock warrants, as of December 31, 2013, do not contain any non-standard terms and features such as specific down-round protection, anti-dilution features, variable strike prices or market-based performance metrics, the Company believes the Black–Scholes model is an acceptable model to use for valuing the warrants.

•	The Company acknowledges that there are other models that would be available for use in this valuation process. However, given the inputs to the Black-Scholes model are readily available to the Company each reporting period and the lack of non-standard terms and features, the Company believes the Black-Scholes model provides it the most reliable estimation of the valuation of its warrants.

The Company has consistently used the Black-Scholes model for valuing its warrants and thus the Company’s financial statements have reflected the valuation using the same methodology for each reporting period.

Given the above, the Company believes the Black-Scholes option pricing model is an acceptable and appropriate method for estimating the value of its warrants for financial reporting purposes.

Note that the Company used other valuation models for the measurement of warrants it issued in connection with the issuance of convertible notes payable in January and February 2014. Due to these warrants including non-standards terms and features such as multiple exercise options based on future events, the third-party firm that valued these warrants used, primarily, a Monte Carlo simulation for the valuation thereof.

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The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (720) 566-4025 or Francis R. Wheeler at (720) 566-4231.

Sincerely,

Cooley LLP

/s/ Brent D. Fassett

Brent D. Fassett

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